Exhibit 99.3

TRANSLATION FOR INFORMATIONAL PURPOSES

CORPORACIÓN INMOBILIARIA VESTA, S.A.B. DE C.V.

ANNUAL REPORT OF THE AUDIT COMMITTEE

Fiscal Year of 2025

Dear shareholders and members of the board of directors of Corporación Inmobiliaria Vesta, S.A.B. de C.V:

The undersigned in my character of chairman of the audit committee of Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), in compliance to the provisions of article 43 of the Securities Market Law, I hereby submit to your consideration the annual report of the audit committee during the fiscal year ended on December 31st, 2025.

During the fiscal year of 2025, the audit committee was integrated as follows:

Member	Title	Character
Luis Javier Solloa Hernández	President	Independent Member
Viviana Belaunzarán Barrera	Member	Independent Member
Manuela Molina Peralta	Member	Independent Member
José Manuel Domínguez Díaz Ceballos	Member	Independent Member
Lorenzo Manuel Berho Corona	Permanent Invitee	Executive Chairman of the Board

The work of the audit committee during the fiscal year of 2025 was performed according to the provisions of the Securities Market Law, the General Provisions Applicable to Issuers and other Participants in the Securities Market, the code of principles and best practices of corporate governance as well as other laws, regulations and rules applicable in the markets where the shares of the Company are traded.

During the fiscal year ending on December 31st, 2025, the audit committee met 4 times on: (i) February 14th, (ii) April 21st, (iii) July 21st and (iv) October 21st. Additionally, on January 16th, 2025, the committee adopted unanimous resolutions without a meeting.

The relevant matters attended by, and with respect to which this committee issued an authorization, opinion and/or recommendation to the board of directors were the following:

I.	Reviewal of the audited and consolidated financial statements of the Company and its subsidiaries prepared by the external auditor for the fiscal year ended on December 31st, 2025. It is important to point out that the external auditors issued a clean opinion with respect to said financial statements and based on the foregoing, the committee recommended the board of directors to approve said financial statements, for them to be thereafter submitted for definitive approval by the shareholders, since the truly and fully reflect the financial information of the Company.

All financial information mentioned before, was prepared based on the International Financial Reporting Standards, in compliance with the regulations issued by the National Banking and Securities Commission, as well as, according to the standards of the Public Company Accounting Oversight Board – PCAOB.

II.	The committee confirmed compliance by the Company and its subsidiaries of their respective tax obligations either as direct payee or as receiver.

III.	Authorized the audit of the financial statements of the Company and its subsidiaries pursuant to the standards of the Public Company Accounting Oversight Board – PCAOB, as well as the compensation of the external auditor.

IV.	Evaluated the external audit plan and the services proposal to engage Galaz, Yamazaki, Ruiz Urquiza, S.C. member of (Deloitte Touche Tomatsu Limited), as external auditor of the Company and its subsidiaries for the fiscal year of 2025 and the first 2 quarters of 2026.

V.	Evaluated, determined and authorized the additional services to the audit of the basic financial statements of the Company, required from Galaz, Yamazaki, Ruiz Urquiza, S.C. member of (Deloitte Touche Tomatsu Limited) during the fiscal year of 2025 and the first 2 quarters of 2026, as well as the maximum amount payable therefor.

VI.	Confirmed compliance of the independence requirements of the auditing firm and of the auditing team, pursuant to the applicable regulations.

VII.	Analyzed and follow-up of the operating budget of the Company for the fiscal year 2025.

VIII.	Reviewed of the quarterly reports issued by the internal auditor of the Company, according to the annual internal audit working plan, reviewed and followed up its findings, by setting forth action and follow up plans.

IX.	Monitored the resolutions adopted by the shareholders and by the board of directors of the Company; and

X.	Monitored the work of the external auditors in connection with the compliance of the regulations applicable to the Company considering the markets where its shares are being traded.

Likewise, the audit committee has always had direct access and free communication with the external and internal auditors of the Company, when deemed necessary and without intervention or presence of the management.

Company’s Internal Control

The Company and its subsidiaries, have policies and procedures for internal control, designed to ensure the correct recordation and report of transactions according to the information standards adopted by the Company, which are the “International Financial Reporting Standards”, issued by the International Accounting Standards Bureau.

During 2025, the Company conducted a project of identification and implementation of risks and controls throughout the organization. Such project was aligned with the internationally accepted standards, such as COSO (Committe Of Sponsoring Organizations) as well as Sarbanes – Oxley, more specifically Section 404, which intends to give reasonable confidence on the generation of financial information, also known as Internal Control over Financial Reporting (ICFR).

Due to the foregoing, and according to the evaluation performed to the information issued by the administration, the internal audit reports, the audited financial statements and other documents received and analyzed, this committee concluded that the internal control system of Corporación Inmobiliaria Vesta, S.A.B. de C.V. is in a stage of definitive consolidation.

The Company has an internal auditing area, which coordinates with the external auditor and this committee and verifies the application of said control policies and procedures, and monitors the existence of possible conflicts of interest pursuant to an internal auditor plan duly approved by this committee.

Preventive and Corrective Measures

During the fiscal year of 2025, the management developed and applied corrective and preventive actions with respect to the findings of the internal auditor of the Company, to establish adequate controls or corrections to improve processes.

To improve the internal control of the organization, the internal audit evaluated the recently implemented internal controls of the organization. The progress and results of the internal audit tests were reported to this committee, who instructed the management to set up remediation plans for the deficiencies.

Evaluation of the External Auditor

The external auditor of the Company during the fiscal year ended on December 31st, 2025 was Galaz, Yamasaki, Ruiz Urquiza, S.C. (member of Deloitte Touche Tomatsu Limited) acting through its auditing partner Mr. Alejandro Pérez Contreras, whose offices are located at Paseo de la Reforma 489, Piso 6, Colonia Cuauhtémoc, Ciudad de Mexico, C.P. 06500.

As of the date hereof, the performance of the appointed external auditor has been acceptable according to what was expected from, and agreed with said external auditor; therefore, the committee expressed no objection to the performance of the external auditor during the fiscal year ended on December 31st, 2025. It is worth mentioning that within the interviews and committee sessions with the external auditors, the committee confirmed compliance with the requirements of independence and rotation of the supervising personnel of the external auditor, in terms of the provisions of applicable law and no conflicts of interest were identified.

Additional Services by the External Auditor

During the fiscal year ended on December 31st 2025, the external auditor provided services related to:

1)	Review of the long-term incentive plan for 2025, and transfer pricings for 2025.

2)	Review of the appraisal of the investment properties conducted by external appraisers engaged by the Company.

3)	Preparation of form “S-8” to be submitted to the Securities and Exchange Commission.

4)	Rendered advising services related to the adoption of rules IFERS S1 and S2, related to the environmental, social and corporate governance matters.

5)	Advise in connection with the purpose and scope of rule IFRS 18.

The auditing services of the basic financial statements, as well as the additional services, were rendered in the conditions and scope previously agreed and in no case affected the independence of the external auditor.

The services provided by other advisors of the Company were hired in the ordinary course of business, and under market terms and conditions.

Modifications to the Accounting Policies.

During the fiscal year ended on December 31st, 2025, this committee performed periodical reviews to the quarterly and annual consolidated financial statements of the Company and its subsidiaries and confirmed that there was no modification to the accounting policies followed by the Company.

The “International Financial Reporting Standards” IFRS issued by the International Accounting Standards Bureau; have been consistently applied by the Company and its subsidiaries in the preparation of their internal and audited financial statements.

Related Parties Transactions

During the fiscal year ended on December 31st, 2025, this committee did not identify related parties transactions outside the ordinary course of business, which were made in compliance to the applicable law and verified by the external auditors.

Complaints

During the fiscal year subject matter hereof, the committee did not receive any comment or complaint from shareholders, board members, relevant directors, employees or third parties in connection with the internal controls of the Company or any related matters, nor any accusations regarding any irregularity or transactions with related parties, other than those that the Company normally carries out with its subsidiaries, which were duly reviewed by the external auditor.

Differences with Management

As of the date hereof, there has been no difference of opinion between the committee and the relevant officers of the Company, or with the internal and external auditors.

With respect to the annual report of the CEO to be submitted to the shareholders of Corporación Inmobiliaria Vesta, S.A.B. de C.V. and that was previously distributed among the corporate instances of the Company, it is important to note that it clearly summarizes what occurred during the fiscal year of 2025. Due to the foregoing, this committee considers that the report to be submitted by the CEO truly and sufficiently reflects the operations and results of the Company.

Mexico City, February 17th, 2026

/s/

Luis Javier Solloa Hernández

Chairman of the Audit Committee

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